Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "FASTPENCIL, INC.", FILED

IN THIS OFFICE ON THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2016, AT

9:54 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

4613517 8100

SR# 20166696351

Authentication: 203373380

Date: 11-21-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:54 AM 11/18/2016
FILED 09:54 AM 11/18/2016
SR 20166696351 - File Number 4613517

FASTPENCIL, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(a Delaware corporation)

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

FastPencil, Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows.

1. The name of this corporation is FastPencil, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 20, 2008 (the "**Original Charter**"). The Original Charter was amended and restated in its entirety most recently by the filing of that certain Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on February 21, 2014 (as amended by that certain Certificate of Correction filed with the Secretary of State of the State of Delaware on January 14, 2015, the "**Restated Charter**").

2. The Board of Directors of the Corporation (the "Board of Directors") has duly adopted resolutions approving the amendment and restatement of the Restated Charter in its entirety in accordance with Sections 242 and 245 of the DGCL.

3. The sole stockholder of the Corporation duly adopted resolutions authorizing and approving the amendment and restatement of the Restated Charter in its entirety in accordance with Sections 228 and 242 of the DGCL.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Restated Charter, has been duly adopted in accordance with Sections 228, 242 and 245 of the DGCL.

The text of the Amended and Restated Certificate of Incorporation of the Corporation, as amended and restated herein, shall read as follows:

FIRST: The name of the corporation is FastPencil, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 108 West 13th Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation's registered agent at such address is Business Filings Incorporated.

THIRD: The purpose or purposes of the Corporation shall be to carry on any and all business and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: The total number of shares of capital stock to which the Corporation is authorized to issue is Twenty Five Million (25,000,000), consisting of (i) Twenty Million (20,000,000)

shares of Common Stock, par value $0.0001 per share ("**Common Stock**") and (ii) Five Million (5,000,000) shares of Preferred Stock, par value $0.0001 per share ("**Preferred Stock**").

Upon on the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), (i) each one (1) share of the Corporation's Class A Common Stock, par value $0.0001 per share (the "**Class A Common Stock**"), issued and outstanding or held in treasury by the Corporation at the Effective Time shall be automatically split into One Thousand (1,000) shares of the Corporation's Class A Common Stock (the "**Stock Split**"), and (ii) the Class A Common Stock shall redesignated as Common Stock.

Each certificate representing shares prior to the Stock Split (such shares, the "**Old Stock**") shall, at the Effective Time, represent the number of shares after the Stock Split (the "**New Shares**") into which the shares of the Old Stock represented by such certificate shall have been split. Upon request by a holder of record of a certificate or certificates representing shares of Old Stock, the Corporation shall, upon the surrender by such holder or record by such certificate or certificates, provide a new certificate or certificates evidencing and representing the number of shares of New Stock to which such holder of record is entitled.

The Preferred Stock, if any, may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issuance of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock, subsequent to the issue of shares of that series. In case the number of shares of any such series of Preferred Stock shall be so decreased, the shares constituting such decrease shall become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Preferred Stock designation relating any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock designation relating to any series of Preferred Stock).

The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of convertible Preferred Stock into shares of Common Stock.

FIFTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

SIXTH: To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

Neither any amendment nor repeal of the foregoing provisions of this Article Sixth, nor adoption of any provision of this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation or any statute that is inconsistent with this Article Sixth, shall eliminate or reduce the effect of this Article Sixth in respect of any acts or omissions occurring prior to such amendment, repeal or adoption.

If the DGCL is hereafter amended or supplemented to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors of the Corporation to the Corporation or its stockholders shall be eliminated or limited to the fullest extent permitted by such amended or supplemented DGCL.

In the event that any of the provisions of this Article Sixth (including any provision within a single sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

SEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

EIGHTH: The Corporation reserves the right to amend, add, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 17th day of November, 2016.

FASTPENCIL, INC.



By: _____

Name: Steve Wilson

Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:54 AM 11/18/2016
FILED 09:54 AM 11/18/2016
SR 20166696351 - File Number 4613517

FASTPENCIL, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(a Delaware corporation)

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

FastPencil, Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows.

1. The name of this corporation is FastPencil, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 20, 2008 (the "**Original Charter**"). The Original Charter was amended and restated in its entirety most recently by the filing of that certain Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on February 21, 2014 (as amended by that certain Certificate of Correction filed with the Secretary of State of the State of Delaware on January 14, 2015, the "**Restated Charter**").

2. The Board of Directors of the Corporation (the "Board of Directors") has duly adopted resolutions approving the amendment and restatement of the Restated Charter in its entirety in accordance with Sections 242 and 245 of the DGCL.

3. The sole stockholder of the Corporation duly adopted resolutions authorizing and approving the amendment and restatement of the Restated Charter in its entirety in accordance with Sections 228 and 242 of the DGCL.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Restated Charter, has been duly adopted in accordance with Sections 228, 242 and 245 of the DGCL.

The text of the Amended and Restated Certificate of Incorporation of the Corporation, as amended and restated herein, shall read as follows:

FIRST: The name of the corporation is FastPencil, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 108 West 13th Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation's registered agent at such address is Business Filings Incorporated.

THIRD: The purpose or purposes of the Corporation shall be to carry on any and all business and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: The total number of shares of capital stock to which the Corporation is authorized to issue is Twenty Five Million (25,000,000), consisting of (i) Twenty Million (20,000,000)

shares of Common Stock, par value $0.0001 per share ("**Common Stock**") and (ii) Five Million (5,000,000) shares of Preferred Stock, par value $0.0001 per share ("**Preferred Stock**").

Upon on the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), (i) each one (1) share of the Corporation's Class A Common Stock, par value $0.0001 per share (the "**Class A Common Stock**"), issued and outstanding or held in treasury by the Corporation at the Effective Time shall be automatically split into One Thousand (1,000) shares of the Corporation's Class A Common Stock (the "**Stock Split**"), and (ii) the Class A Common Stock shall redesignated as Common Stock.

Each certificate representing shares prior to the Stock Split (such shares, the "**Old Stock**") shall, at the Effective Time, represent the number of shares after the Stock Split (the "**New Shares**") into which the shares of the Old Stock represented by such certificate shall have been split. Upon request by a holder of record of a certificate or certificates representing shares of Old Stock, the Corporation shall, upon the surrender by such holder or record by such certificate or certificates, provide a new certificate or certificates evidencing and representing the number of shares of New Stock to which such holder of record is entitled.

The Preferred Stock, if any, may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issuance of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock, subsequent to the issue of shares of that series. In case the number of shares of any such series of Preferred Stock shall be so decreased, the shares constituting such decrease shall become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Preferred Stock designation relating any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock designation relating to any series of Preferred Stock).

The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of convertible Preferred Stock into shares of Common Stock.

FIFTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

SIXTH: To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

Neither any amendment nor repeal of the foregoing provisions of this Article Sixth, nor adoption of any provision of this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation or any statute that is inconsistent with this Article Sixth, shall eliminate or reduce the effect of this Article Sixth in respect of any acts or omissions occurring prior to such amendment, repeal or adoption.

If the DGCL is hereafter amended or supplemented to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors of the Corporation to the Corporation or its stockholders shall be eliminated or limited to the fullest extent permitted by such amended or supplemented DGCL.

In the event that any of the provisions of this Article Sixth (including any provision within a single sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

SEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

EIGHTH: The Corporation reserves the right to amend, add, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 17th day of November, 2016.

FASTPENCIL, INC.



By: _____

Name: Steve Wilsen

Title: President